

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2010

Paul J. Clancy
Chief Financial Officer
Biogen Idec Inc.
133 Boston Post Road
Weston, MA 02493

     Re: Biogen Idec Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed February 9, 2010
               Schedule 14A filed April 28, 2010
               File No. 000-19311

Dear Mr. Clancy:

     We have reviewed your July 20, 2010 response to our July 13, 2010 comment letter and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

     After reviewing the information you provide in response to this comment, we may have additional comments.

Schedule 14A filed April 28, 2010

Description of the Structure of Each Element of Compensation, page 26

1. We note your response to comment 1 of our July 13, 2010 comment letter. Please note that each goal considered by the company's Chief Executive Officer and Compensation and Management Development Committee should be disclosed in your Compensation Discussion and Analysis discussion. At this point you have not disclosed the following information:

   - the "Company expense goal" applicable to Mr. Clancy;
   - the "revenue and expense goals specific to the scope" of Mr. Hasler's responsibilities; and
   - the "qualitative goals" included under the 2009 Plan.

Please provide proposed disclosure which includes a discussion of each of the above listed items. Please be advised that the purpose of the CD&A is to provide the reader with all material information that is necessary for an understanding of the registrant's compensation policies and decisions regarding its named executive officers and that, absent an analysis to the contrary, individual goals and objectives are considered material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director